SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2006

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 1 – March 31, 2006
Interim Report I/2006
•	Adjusted EBIT up 6 percent

•	EU approval for acquisition of Spain’s Endesa

•	Continue to expect slight increase in adjusted EBIT for full year 2006

Interim Report I/2006
E.ON Group Financial Highlights
Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.
E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain consolidated financial measures (adjusted EBIT, adjusted EBITDA, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Interim Report I/2006
Contents

4	Letter to Shareholders

5	E.ON Stock

6	Results of Operations
	—	Energy Price Developments
	—	Sales Volume, Sales, Earnings Performance
	—	Investments
	—	Financial Condition
	—	Employees
	—	Risk Situation
	—	Outlook

14	Market Units
14	—	Central Europe
16	—	Pan-European Gas
17	—	U.K.
19	—	Nordic
20	—	U.S. Midwest

22	Interim Financial Statements (Unaudited)

32	Business Segments

35	Financial Calendar

Interim Report I/2006
Dear Shareholders,
In the first quarter of 2006, E.ON again performed solidly. We grew sales by 37 percent, from €15.8 billion in the first quarter of 2005 to €21.5 billion this year. Our adjusted EBIT was up 6 percent, from €2.4 billion to €2.5 billion. Our Central Europe and Pan-European Gas market units were the main contributors to the increase, whereas U.K. posted a significant decline in adjusted EBIT due to sharply higher natural gas procurement costs. We continue to expect our adjusted EBIT for 2006 to slightly surpass the high prior-year level.
Net income (after income taxes and minority interests) exceeded the high prior-year figure, advancing by 18 percent, from €1.5 billion to €1.7 billion. For the year as a whole, however, we do not expect to repeat the extraordinarily high net income figure posted in 2005, which included the substantial book gains on our successful Viterra and Ruhrgas Industries disposals. In the current year, we will record book gains primarily on the sale of Degussa stock to RAG. We expect this transaction to close on schedule by the middle of the year. It will mark the completion of the process of focusing on our core power and gas business.
We’re committed to achieving value-enhancing growth in our core business. We further strengthened our position in the dynamic energy markets of Central and Eastern Europe by completing, in late March 2006, the acquisition of the natural gas trading and storage business of Hungary’s MOL. The transaction had a total value of €1 billion. In line with our intention to tap new markets in Southern Europe and South America, in February 2006 we made an all-cash offer of €29.1 billion for 100 percent of the stock of Endesa, a Spanish energy utility. Since then, we’ve been working diligently to bring this transaction to a successful conclusion. The Spanish government favors a competing offer made by Gas Natural, a Spanish utility. A few days after the announcement of our offer, the Spanish government issued an emergency order requiring an additional approval process conducted by the CNE, Spain’s energy regulatory agency. There is ample reason to believe that this order violates EU law. Consequently, the European Commission initiated an infringement proceeding against Spain. Because the proceeding would have no direct legal consequences for us, we continue to pursue the filing we made to the CNE, which includes comprehensive documentation in support of our offer. We’re firmly convinced that we meet all reasonable requirements the CNE could have for our acquisition of Endesa. On April 25, the EU Commission issued an unconditional antitrust approval for the transaction. This is one of the reasons we expect that the CNE will also approve our offer. We believe that E.ON and Endesa, their employees, and their power and gas customers will all benefit from the transaction, which would create a company with a strong presence in all key European countries.
Despite the considerable exertions this transaction requires, we’re not losing sight of our other strategic objectives. We continue to negotiate with Gazprom about acquiring a stake in Yushno Russkoye, a natural gas field in western Siberia, in order to enlarge our position in natural gas production for the long term. We continue to move forward systematically with our investments in power generation and power and gas network infrastructure. In sum, we’re working hard to achieve our growth objectives and further enhance the value of your company.
Sincerely yours,
Dr. Wulf H. Bernotat

Interim Report I/2006
E.ON Stock
E.ON stock continued to move higher in the first three months of 2006, finishing the quarter up 4 percent. E.ON underperformed other European blue chips as measured by the EURO STOXX 50, which advanced by 8 percent over the same period, and its peer index, the STOXX Utilities, which rose by 12 percent.
The trading volume of E.ON stock climbed by nearly 65 percent year-on-year to €21.2 billion, making E.ON the sixth most-traded stock in the DAX index of Germany’s top 30 blue chips. As of March 31, 2006, E.ON was the second-largest DAX issue in terms of market capitalization.
E.ON stock is listed on the New York Stock Exchange as American Depositary Receipts (ADRs). Effective March 29, 2005, the conversion ratio between E.ON ADRs and E.ON stock is three to one. The value of three E.ON ADRs is effectively that of one share of E.ON stock.
For the latest information about E.ON stock, visit www.eon.com.

Interim Report I/2006
Results of Operations
Energy Price Developments
In the first three months of 2006, power and natural gas markets in Europe were influenced by high and volatile international oil, coal, and CO2 prices together with security of supply concerns in the U.K. and U.S. natural gas markets.
Tight supply fundamentals and political risks in major oil producing countries like Nigeria, Iran, and Iraq led to volatile crude oil prices with high risk premiums. High U.S. stockpiles early in the year provided only temporary relief. The price of Brent crude oil, which rose above $66 per barrel during March, returned to the high levels of last autumn.
Coal prices rose again following an increase in November 2005. The latest upward movement was due to limited South African exports, higher demand in Europe, and greater buying interest in coal derivatives.
Germany’s natural gas import prices are contractually indexed to oil prices, which they track with a time lag. The average price of Germany’s natural gas imports in February 2006 was about 40 percent higher than the average price of the prior-year period. Due to a tight supply and demand situation, U.K. gas prices remained high and volatile. In mid-March 2006, colder-than-normal weather coupled with supply problems led National Grid Transco, the U.K. gas transport system operator, to issue its first-ever gas balancing alert, indicating that there was a high risk of supply interruptions. U.K. gas prices rose sharply in response. In the United States, high storage levels led to a slight decrease in natural gas prices. However, high oil prices along with supply uncertainties regarding the upcoming hurricane season moderated this effect, with natural gas prices stabilizing at high levels.
CO2 prices increased during January 2006 to more than €28 per metric ton. The economics of coal-fired versus gas-fired power generation in the United Kingdom along with cold and dry winter weather in Europe caused the market to expect increased demand for emission allowances, resulting in higher CO2 prices. In late April, however, CO2 prices fell by more than half. The publication of the first emission data for 2005 by some EU member states caused the market to expect some companies to sell unneeded CO2 certificates, thereby increasing supply.
Wholesale power prices in Germany rose during the first quarter of 2006 due to higher fuel and CO2 prices and lower hydroelectric production across Central Europe. U.K. power prices remained volatile and were mainly driven by U.K. natural gas prices. Reduced hydropower availability and high CO2 prices pushed up power prices in Northern Europe. In late April, European wholesale power prices fell by as much as €12 per MWh within just a few days due to the sharp decline in CO2 prices. U.S. power prices declined in the first quarter of 2006, but remained higher than a year ago in response to higher natural gas prices.

Interim Report I/2006
Power and Gas Sales Higher
We sold 1 percent more electricity in the first quarter of 2006 than in the prior-year quarter due to the inclusion of newly consolidated regional electricity distributors in Bulgaria, Romania, and the Netherlands. We sold 18 percent more natural gas thanks primarily to colder winter weather, Pan-European Gas’s continuing volume growth outside Germany, and the inclusion of newly consolidated subsidiaries in Hungary, the Netherlands, and Germany.

Interim Report I/2006
Results of Operations
Sales up Substantially
All market units contributed to the substantial 37 percent increase in sales, which was mainly due to the following factors: the global increase in raw materials and energy prices which led to higher average power and gas prices, the inclusion of newly consolidated regional utilities particularly in Bulgaria, Hungary, and Romania, and weather-driven volume increases, particularly in the natural gas business.
Adjusted EBIT up 6 Percent
The improvement in adjusted EBIT at our Central Europe, Pan-European Gas, and Nordic market units is also attributable to power and gas price movements, the inclusion of newly consolidated companies in Central Europe East and the United Kingdom, and higher power and gas sales volumes. Natural gas supply issues in the United Kingdom led to substantially higher procurement prices, which adversely affected the U.K. market unit’s adjusted EBIT performance. The costs associated with participation in the new MISO market, introduced on April 1, 2005, constituted the main factor in the decline in U.S. Midwest’s adjusted EBIT.
Net Income Significantly above High Prior-Year Level
Net income (after income taxes and minority interests) exceeded the high prior-year level. Earnings per share of €2.61 were up 18 percent year-on-year.
Adjusted interest income (net) was –€328 million (prior year: –€297 million). The higher interest expense results from provisions for waste management at the Central Europe market unit.
Net book gains in the first quarter of 2006 were significantly above the prior-year figure and resulted from the sale of securities (€143 million) and of Degussa stock to RAG (€376 million; see commentary on page 27). In the prior-year period net book gains resulted from the sale of securities.
We did not record restructuring expenses in the first quarter of 2006.

Interim Report I/2006
Other nonoperating earnings primarily reflect effects from the marking to market of derivatives (–€186 million). In addition, Pan-European Gas and U.K. took impairment charges totaling €70 million on intangible assets and property, plant, and equipment. The prior-year figure mainly includes positive effects from the marking to market of derivatives. These effects were partially counteracted by the costs relating to the severe storm in Sweden in early 2005.
Our continuing operations recorded a tax expense of €527 million in the first quarter of 2006. The decline in our tax expense primarily reflects a higher share of tax-free income.
Minority interests’ share of net income increased due to higher earnings contributions at the companies in question and consolidation effects.
Income/Loss (–) from discontinued operations, net, includes the results of Western Kentucky Energy and E.ON Finland which are held for sale in 2006. Pursuant to U.S. GAAP, their results are reported separately in the Consolidated Statements of Income (see commentary on pages 26–27). In the prior-year period, this item contained the results of Viterra and Ruhrgas Industries, which were sold in 2005.
Investments Significantly Higher
In the period under review, the E.ON Group invested €1.3 billion, a 125 percent increase year-on-year. We invested €622 million (prior year: €410 million) in intangible assets and property, plant, and equipment. Investments in financial assets totaled €676 million versus €168 million in the prior year.
Central Europe invested €425 million, 44 percent more than in the prior-year period. Investments in intangible assets and property, plant, and equipment totaled €283 million (prior year: €211 million) and were aimed predominantly at electric generation and distribution assets. Investments in financial assets increased significantly to €142 million (prior year: €84 million), primarily due to capital increases at subsidiaries and the acquisition of an interest in a small regional distribution company in eastern Germany.
Pan-European Gas invested €511 million, of which €57 million (prior year: €25 million) went towards intangible assets and property, plant, and equipment. Investments in financial assets of €454 million (prior year: €32 million) mainly reflect

Interim Report I/2006
Results of Operations
the acquisition of certain natural gas businesses of Hungary’s MOL. This transaction closed in late March 2005. The purchase price was approximately €450 million.
U.K. invested €130 million, primarily on capital expenditure for additions to property, plant, and equipment. The increase results from additional capital expenditure allowances within the regulated sector due to the five-year regulation review and from higher expenditure on the generation portfolio.
Nordic invested €93 million (prior year: €63 million) in intangible assets and property, plant, and equipment in order to maintain existing production plants and to upgrade and extend its distribution network. As a consequence of the severe storm in January 2005, investments in Nordic’s electric distribution network have increased significantly. Investments in financial assets totaled €65 million compared with €49 million in the year-earlier period.
U.S. Midwest’s investments of €66 million were 128 percent above the prior-year figure, primarily due to increased spending for SO2 emissions equipment, higher spending in generation and distribution, and currency translation effects.
Financial Condition
Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make growth-creating investments, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group’s financial condition and, in particular, its liquidity.
The E.ON Group’s cash provided by operating activities in the first quarter of 2006 was significantly above the prior-year level.
The slight decline in Central Europe’s cash provided by operating activities is mainly attributable to an increase in working capital and in contributions to VKE, a German energy industry pension fund. The main positive factors were the significant increase in gross profit on sales, the inclusion of newly consolidated subsidiaries, and lower payments for nuclear fuel reprocessing compared with the prior-year period.
Pan-European Gas’s cash provided by operating activities improved significantly, chiefly due to the positive development of the upstream and midstream business.
Cash provided by operating activities at U.K. declined significantly year-on-year. This was mainly due to an increase in gas input costs which was only partly offset by higher retail prices.
Nordic’s cash provided by operating activities increased significantly because the prior-year figure was negatively affected by a number of nonrecurring items including high cash outflows relating to the severe storm in January 2005 and higher tax payments compared with the current year. Improved electricity margins in the first quarter of 2006 constituted another positive factor.
Cash provided by operating activities at U.S. Midwest was higher year-on-year due to a decrease in gas purchases compared with the prior year, increased collections of accounts receivable which resulted from higher natural gas prices in the fourth quarter of 2005, and a favorable dollar-euro exchange rate. Cash increases were partly offset by pension contributions.
The main factor in the decline in the Corporate Center’s cash provided by operating activities was the absence of income recorded in the prior year on the unwinding of currency swaps. This was partially counteracted by positive tax effects.
In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycles, which in the first quarter are characterized by an increase in

Interim Report I/2006
receivables combined with cash outflows for goods and services. During the remainder of the year, particularly in the second and third quarters, there is typically a corresponding reduction in working capital, resulting in significant surplus cash provided by operating activities, although sales volumes in these quarters (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas there are cash outflows for intake at gas storage facilities in the second and third quarters and for gas tax prepayments in the fourth quarter. A major portion of the market units’ capital expenditures for intangible assets and property, plant, and equipment is paid in the fourth quarter.
Despite the increase in investments in intangible assets and property, plant, and equipment, free cash flow was 6 percent above the prior-year number.
Net financial position, a non-GAAP financial measure, is derived from a number of figures which are reconciled to the most directly comparable U.S. GAAP measure in the table below.
Our net financial position of €1,707 million was €2,156 million below the figure reported as of December 31, 2005 (€3,863 million). This is mainly attributable to the €2.6 billion payment under our contractual trust arrangement, the acquisition of natural gas businesses from Hungary’s MOL, and financial outlays for investments in property, plant, and equipment. Our net financial position was positively affected by strong cash provided by operating activities.
Net interest expense mainly results from the interest income of those items that are also part of the net financial position. Net interest expense was nearly unchanged from the figure recorded at year end 2005. The positive development of net interest expense was counteracted primarily by a higher interest expense on financial liabilities with a variable interest rate and a higher tax-related interest expense.
On February 21, 2006, Standard & Poor’s put its AA- long-term rating for E.ON bonds and its A-1+ short-term on a credit watch with negative implications following the announcement of our offer for 100 percent of the stock of Endesa. On February 22, 2006, Moody’s announced that it was reviewing its Aa3 long-term rating for E.ON bonds for a possible downgrade. Following the closing of the Endesa transaction, E.ON aims to have a single-A flat long-term rating (A/A2). Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively.
On February 21, 2006, E.ON made a €29.1 billion offer to acquire 100 percent of the stock of Endesa. In connection with this offer E.ON obtained a €32 billion credit line.

Interim Report I/2006
Results of Operations
Employees
On March 31, 2006, the E.ON Group had 79,783 employees worldwide, as well as 2,039 apprentices and 229 board members and managing directors. The size of our workforce was thus essentially unchanged from year end 2005.
At the end of the current period, 45,268 employees, or 56.7 percent of all staff, were working outside Germany, also essentially unchanged from year end 2005.
The number of employees at Pan European Gas declined by about 3 percent to 12,975 relative to year end 2005, mainly due to efficiency enhancement measures at E.ON Gaz Romania.
At the end of the first quarter of 2006, U.K. had 13,381 employees, roughly 4 percent more than at year end 2005. The increase is chiefly attributable to the further additions in customer service staff and increased hiring of technical personnel at the electric distribution and metering businesses.
During the reporting period, wages and salaries including social security contributions totaled €1.2 billion, compared with €1.1 billion a year ago.
Risk Situation
In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses.
Technologically complex facilities are involved in the production and distribution of energy. Operational failures or extended production stoppages of facilities or components of facilities could adversely impact our earnings situation. We seek to minimize these risks through ongoing employee training and qualification programs and regular maintenance and enhancement of our facilities.
During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks which we address through the use of instruments suited to this purpose.
Our market units operate in an international market environment characterized by general risks related to the business cycle and by increasingly intense competition. We use a comprehensive sales management system and derivative financial instruments to limit the price and sales risks faced by our power and gas business on liberalized markets.
The political, legal, and regulatory environment in which the E.ON Group does business is a source of additional external risks. Changes to this environment can make planning uncertain. Our goal is to play an active and informed role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialog with political leaders and representatives of government agencies. Currently, the following issues are of particular relevance:
•	The regulation of electricity and natural gas networks codified in Germany’s Energy Law of 2005 requires that network charges be approved in advance. This poses a risk to our earnings situation, since it is becoming apparent that the Federal Network Agency is interpreting the applicable regulations in a one-sided manner prejudicial to network operators.

Interim Report I/2006
•	Germany’s Federal Cartel Office issued an order prohibiting E.ON Ruhrgas from implementing existing long-term gas supply contracts. E.ON Ruhrgas filed an emergency petition with the State Superior Court in Düsseldorf to prevent the order from taking immediate effect. Oral arguments in the case took place on April 26, 2006. After a preliminary examination of the case, the court is leaning towards rejecting E.ON Ruhrgas’s petition. The court announced that it will issue a ruling in early June 2006. The German Federal Appeals Court has final appellate jurisdiction of the petition. At the present time, we are unable to predict the effect the order could have on E.ON Ruhrgas, since it involves competitive processes whose outcome is by their nature uncertain. This issue could pose a risk to our earnings situation.
The operational and strategic management of the E.ON Group relies heavily on highly complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and a wide range of technical security measures.
In the period under review the E.ON Group’s risk situation did not change substantially from year end 2005.
Outlook
We continue to expect our adjusted EBIT for 2006 to slightly surpass the high prior-year level. However, we will not repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the book gains on our successful Viterra and Ruhrgas Industries disposals.
The earnings forecast by market unit is as follows:
For 2006, we expect Central Europe’s adjusted EBIT to be slightly above the prior-year level. We expect to offset the adverse affects of regulatory measures affecting the operations of our energy transmission and distribution systems by achieving operating improvements in other areas.
We expect Pan-European Gas’s adjusted EBIT to exceed the figure for 2005. The Up-/Midstream business will benefit from the integration of E.ON Ruhrgas UK North Sea Limited (formerly Caledonia Oil and Gas Limited) and the temperature-driven volume increases recorded in the first quarter. Moreover, oil price developments were a significant negative factor in the prior year. However, the rate of increase achieved in the first quarter will flatten distinctly in the remainder of the year. The acquisition of the natural gas storage and trading operations of Hungary’s MOL will adversely affect the development of the downstream business.
Despite underperforming in the first quarter, U.K.’s adjusted EBIT is still expected to be significantly higher than the 2005 level. Significant features include the impact of increased retail prices, increased value from U.K.’s generation fleet, and profit and cost initiatives, partially offset by future commodity cost increases.
We anticipate that Nordic’s adjusted EBIT for 2006 will be below the figure posted in 2005. Earnings development will be affected by significantly higher nuclear and hydro taxes and by the absence of earnings streams from hydroelectric plants divested last year. These effects will be partially counteracted by higher average electricity prices.
We expect U.S. Midwest’s adjusted EBIT for 2006 to be on par with 2005.

Interim Report I/2006
Market Units
Central Europe
Market Development
Wholesale electricity prices continued to trend higher in Europe in the first quarter of 2006. Driven by high and volatile fuel and CO2 certificate prices, baseload electricity for 2007 delivery traded above €57 per MWh on Germany’s energy exchange, a more than 10 percent increase from the start of the year.
Electricity prices paid by industrial customers in Germany who concluded new supply agreements rose at a similar rate during the first quarter, while electricity prices in the residential segment increased by about 4.3 percent on average at the start of the year. The regulatory agencies responsible for approving residential price increases issued widely divergent rulings, resulting in significant regional variance in this segment.
Power and Gas Sales
The Central Europe market unit sold 3.4 billion kWh more electricity than in the prior-year period. Two thirds of the increase is attributable to the inclusion of newly consolidated regional electricity distributors in Bulgaria, Romania, and the Netherlands. The remainder resulted from an increase in trading volumes. These positive effects were partially counteracted by the loss of some business to competitors.
Central Europe’s regional distribution companies sold about 15 billion kWh more natural gas than in the prior-year period. Just under three fourths of the increase resulted from consolidation effects. In the first quarter of the previous year, our Hungarian natural gas utilities, NRE in the Netherlands, and Gasversorgung Thüringen (GVT), which was subsequently merged with E.ON Thüringer Energie, were not yet consolidated E.ON companies. The remainder of the increase is primarily attributable to harsh winter weather.
Power Procurement
Central Europe utilized its flexible mix of generation assets to meet about 47 percent (prior year: 48 percent) of its electricity requirements. It procured around 2.7 billion kWh more electricity from outside sources than in the year-earlier period. This increase results mainly from the inclusion of newly consolidated subsidiaries in Bulgaria and Romania.

Interim Report I/2006
Sales and Adjusted EBIT
Central Europe grew sales by €1,614 million relative to the prior-year period, mainly due to the following factors: the global increase in raw materials and energy prices which led to successive increases in our power and gas prices, the consolidation effects mentioned above (primarily in Central Europe East), and weather-driven volume increases, particularly of natural gas.
Adjusted EBIT rose by €132 million year-on-year, with Central Europe’s business units developing as follows.
Adjusted EBIT at Central Europe West Power was slightly above the prior-year figure. The positive effect of the passthrough of higher wholesale electricity prices to end customers was moderated by significantly higher conventional fuel costs, higher power procurement costs, and higher burdens resulting from expenses for additional CO2 certificates. Adjusted EBIT was also negatively impacted by effects relating to earlier reporting periods.
Adjusted EBIT at Central Europe West Gas was €51 million above the prior-year figure, mainly due to the inclusion of GVT, which was not a consolidated E.ON company in the prior-year period, and to volume increases resulting from cold weather.
Central Europe East’s adjusted EBIT rose by €15 million year-on-year. The increase primarily reflects the inclusion of companies in Bulgaria, Hungary, and Romania acquired in 2005. It was moderated by the absence of the gain on the disposal of minority stakes in the Czech Republic recorded in the prior-year period.
Adjusted EBIT recorded under Other/Consolidation increased by €48 million, mainly due to higher financial earnings.

Interim Report I/2006
Market Units
Pan-European Gas
Market Development
Germany consumed about 13 percent more natural gas than in the prior-year quarter, mainly due to considerably colder weather, particularly in January and March.
Gas Sales
Pan-European Gas’s midstream business sold 266 billion kWh of natural gas in the first quarter of 2006, about 18 percent more than in the prior-year period. The increase resulted from colder temperatures in Germany compared with the previous year and further volume growth outside Germany. The average temperature in E.ON Ruhrgas’s sales territory in Germany was 1° C, which is 2° C below the prior-year figure.
In the first quarter of 2006, E.ON Ruhrgas AG increased its sales volume outside Germany by roughly 34 percent to 52 billion kWh. Sales outside Germany thus accounted for about one fifth of total sales volume. The increase is in part attributable to deliveries to E.ON Nordic, which began in October 2005, and to higher deliveries to E.ON Vendita in Italy. Deliveries to new industrial customers in France and the Netherlands also contributed to the increase.
Sales volume in Germany rose by about 15 percent year-on-year to 214 billion kWh. The disproportionate volume growth outside Germany meant that domestic customer segments accounted for a smaller share of total sales volume. As in the past, regional gas companies constituted the largest customer segment, although their share of total sales volume declined from 49 percent in the prior-year period to 47 percent in the current-year period. Deliveries to municipal utilities, which accounted for roughly 25 percent of total sales volume, were stable, as were deliveries to industrial customers, which again accounted for 8 percent of total sales volume.
Sales and Adjusted EBIT
Pan-European Gas increased sales by 64 percent year-on-year to €8.8 billion.
The increase in sales is attributable to a number of factors. Sales were higher in the midstream business thanks to higher volumes and higher average sales prices in the wake of oil price developments The upstream business includes the first-quarter results of E.ON Ruhrgas UK North Sea Limited. This company was acquired in 2005 and did not begin contributing to consolidated sales until November 2005. In September 2005, Pan-European Gas increased its stake in Njord Field from 15 percent to 30 percent, which also had a positive effect on sales in the current-year period. At Downstream Shareholdings, Distrigaz Nord is included from the beginning of the year, whereas in the prior year its results were not consolidated until the second half. Distrigaz Nord changed its name to E.ON Gaz Romania on April 1, 2006.
Pan-European Gas recorded an adjusted EBIT of €733 million, 57 percent more than in the prior-year period. All business units contributed to the advance.

Interim Report I/2006
The upstream business improved its adjusted EBIT performance due to the inclusion of newly consolidated E.ON Ruhr-gas UK North Sea Limited, the increase in ownership in Njord Field, and high oil and natural gas price levels. The midstream business benefited from temperature-driven volume increases and sales growth outside Germany. Adjusted EBIT in the first quarter of 2006 was again adversely affected by increases in light heating oil prices, since procurement prices respond to changes in light heating oil prices faster than sales prices. However, this effect was less marked than in the prior-year period.
Consolidation effects, particularly the inclusion of E.ON Gaz Romania, likewise served to increase Downstream Shareholdings’ adjusted EBIT, which also benefited from price and volume effects in its gas business.
U.K.
Market Development
Market electricity and gas consumption at 99 billion kWh and 326 billion kWh, respectively, for the first quarter of 2006 were broadly in line with the prior-year quarter.
Gas price volatility has continued into 2006. On March 13, the first-ever gas balancing alert was called due to significantly colder-than-normal weather, reduced storage capacity as a result of a fire at the Rough Storage Facility (which accounts for about 70 percent of U.K. storage capacity), and low inflow from the gas inter-connector. These factors pushed within-day gas prices to a peak of 255 pence per therm.
Annual gas prices for year ahead delivery increased from 36 pence per therm in the first quarter of 2005 to 61 pence per therm in the first quarter of 2006. This represents an increase of roughly 70 percent year-on-year.
Power prices in the United Kingdom continued to be driven by rising gas prices and increasingly by the influence of CO2 prices. Annual prices for year ahead delivery increased from £31 per MWh in March 2005 to £53 per MWh in the first quarter of 2006. This represents an increase of roughly 70 percent year-on-year.
Power and Gas Sales
The decrease in Industrial and Commercial (I&C) power and gas volumes reflected E.ON UK’s focus on margin rather than volume during 2006. Residential and SME power and gas sales increased despite a marginal reduction in customer numbers; the volume increase is primarily weather related.

Interim Report I/2006
Market Units
Power Generation and Procurement
The increase in owned generation in the first quarter of 2006 was driven mainly by higher coal generation due to the improved economics versus gas generation, the acquisition of Enfield power station, and the return to service of Killing-holme module 2 in April 2005 and module 1 in August 2005.
Purchases from outside sources declined due to higher owned generation and lower retail I&C sales.
E.ON UK’s attributable generation portfolio was 10,547 MW at March 31, 2006, an increase of 2,582 MW from March 31, 2005. This is mainly due to the return to service of Killing-holme power plant (900 MW), the acquisition of Enfield (392 MW), and the return of two oil-fired units at Grain (1,300 MW) for winter use.
During the first quarter of 2006, E.ON UK co-fired biomass materials at the Kingsnorth, Ironbridge, and Ratcliffe power plants, generating a total of 97 GWh. Work has also commenced on the construction of a 44 MW wood-burning plant in Lockerbie, in southwest Scotland.
Sales and Adjusted EBIT
E.ON UK increased its sales in the first quarter of 2006 compared with the prior year, primarily due to price increases in the retail business and higher gas and power prices in the wholesale market. E.ON UK delivered an adjusted EBIT of €38 million in the first quarter of 2006, of which €124 million was in the regulated business and –€65 million in the non-regulated business.
Adjusted EBIT at the non-regulated business declined by €213 million. Significant increases in gas input costs during the winter caused by gas supply issues and cold weather reduced business margins in the first quarter. The residential price rise of 18.4 percent for power and 24.4 percent for gas effective from March 10, 2006, together with cost and profit initiatives will restore business margins.

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Nordic
Market Development
The hydrological situation in Norway and Sweden deteriorated continually in the first quarter of 2006. On April 1, water levels were about 25 billion kWh lower than normal, or 30 billion kWh lower than a year ago. Reservoir levels were slightly below normal, while snow and soil moisture were well below normal. Despite these factors, total hydroelectric production in Norway and Sweden was higher year-on-year due to the cold winter and high electricity prices in Continental Europe. Together, Norway and Sweden generated 209 billion kWh of hydroelectricity between April 1, 2005, and March 31, 2006.
Electricity exchanges between Northern Europe and surrounding markets were in balance for the year to date.
Electricity consumption in Finland was, on an annualized basis, about 1 billion kWh higher at the end of March 2006 than the level recorded in the first quarter of 2005. Industrial consumption in Norway was down slightly year-on-year. Adjusted for weather effects, total electricity consumption in Sweden and Norway was unchanged from the prior year.
Sale of E.ON Finland
On February 2, 2006, E.ON Nordic and Fortum Power and Heat Oy (Fortum) signed an agreement under which Fortum will acquire E.ON Nordic’s entire interest in E.ON Finland. The transaction is subject to the approval of the Finnish competition authority, which will issue its final decision by June 5, 2006, at the latest. The agreement with Fortum fulfills E.ON Nordic’s obligations under a call option concluded in 2002 for all its shares in E.ON Finland. In mid-January 2006, E.ON Finland was classified as a discontinued operation. Prior-year figures were adjusted accordingly.
Power Sales
E.ON Nordic sold 0.6 billion kWh less electricity compared with the corresponding period of 2005 due to lower sales on the Nord Pool, Northern Europe’s energy exchange. This was primarily a consequence of the sale of hydropower assets to Statkraft in late 2005, which reduced Nordic’s owned generation capacity. Sales to residential and commercial customers were on par with the previous year.
Power Generation and Procurement
E.ON Nordic covered 75 percent of its electricity sales with power from its own generation assets. E.ON Nordic’s owned generation decreased by 0.4 billion kWh relative to the prior-year period. Hydropower production decreased, primarily as a result of the sale of hydro assets to Statkraft in October 2005. The decrease was partly compensated by higher CHP production due to the relatively cold weather conditions during the first quarter. Nuclear generation was virtually unchanged year-on-year.

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Market Units
Gas and Heat Sales
Heat sales increased as a consequence of colder weather conditions and the acquisition of heat operations in Denmark. Natural gas sales declined despite the colder weather, primarily due to lower to sales to distributors.
Sales and Adjusted EBIT
E.ON Nordic’s sales increased by 5 percent compared with the first quarter 2005, primarily due to higher average sales prices.
E.ON Nordic increased its adjusted EBIT by €13 million year-on-year to €300 million. The improvement was primarily a result of rising spot electricity prices and successful hedging activities, which enabled Nordic to secure higher effective sales value for its production portfolio. Compared to the prior-year, earnings for the first quarter were negatively impacted by increased taxes on hydro and nuclear production assets. In addition, the hydroelectric plants sold to Statkraft in October 2005 contributed to prior-year adjusted EBIT. Furthermore, the decline in the Swedish krona negatively affected Nordic’s adjusted EBIT in reporting currency.
U.S. Midwest
Market Development
In the first quarter of 2006, wholesale electricity prices in the Midwest, driven by a combination of higher natural gas prices but warmer-than-normal weather in January, were comparable to the same period in 2005. Wholesale electricity prices averaged $49 per MWh during the first quarter of 2006 and $50 per MWh for the same period in 2005, while natural gas prices averaged $7.67 per MMBtu and $6.44 per MMBtu, respectively. Lingering production shutdowns following fall 2005 hurricanes in the Gulf of Mexico kept natural gas price levels elevated through much of the first quarter.
E.ON U.S. received FERC approval to withdraw from Midwest Independent Transmission System Operator (MISO). E.ON U.S. is still awaiting a KPSC decision on this matter for a planned MISO exit by the middle of the year.

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Power and Gas Sales
Regulated utility retail power sales volumes were roughly the same in 2006 as in 2005. Higher retail demand in February and March 2006 offset the warm weather in January 2006. Off-system sales volumes were lower compared with 2005 as a result of higher outages and increased use of E.ON U.S.’s generation for native load to replace the lost volumes from a purchase contract from Electric Energy Inc (EEI). EEI is a 1,000 MW power station in which E.ON U.S. has a 20 percent stake. In the past, E.ON U.S. could buy its share of the output at cost and utilize this to meet native load. Since January 1, 2006, EEI sells its power at market prices. E.ON U.S. can no longer utilize this power to meet native load and now supplies this power from its own generation. Retail natural gas sales volumes declined due largely to milder winter weather compared with 2005 and reduced consumption due to higher prices. Off-system sales of natural gas decreased due to high market prices and correspondingly lower availability of excess gas for sale.
Power Generation and Procurement
Coal-fired power plants accounted for 98 percent of U.S. Midwest’s electric generation in 2006, while gas-fired, hydro, and other generating assets accounted for the remaining 2 percent.
Sales and adjusted EBIT
U.S. Midwest’s sales increased by 14 percent. The main drivers were favorable exchange-rate variances and higher gas prices recoverable from retail customers.
U.S. Midwest’s adjusted EBIT decreased by 8 percent. The main factors in the regulated business were the costs associated with participation in the new MISO market, introduced on April 1, 2005, and a lower off-system sales contribution as a result of an increase in outages. The loss from the off-system sales contribution from the change in the EEI contract is earnings neutral as E.ON U.S. now receives the benefits from this contract through equity earnings instead of through low-cost power as in the past.

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Interim Financial Statements (Unaudited)

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Interim Financial Statements (Unaudited)

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Notes
Accounting Policies
The accounting policies used to prepare the Interim Financial Statements for the three months ended March 31, 2006, correspond to those used in the Consolidated Financial Statements for the year ended December 31, 2005, with the following exception.
Share-Based Payment
On January 1, 2006, E.ON adopted Statement of Financial Accounting Standard (SFAS) 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R requires us to account for our stock appreciation rights (SAR) on the basis of their fair values and recognize the corresponding expenses in our Statements of Income. Prior to adopting SFAS 123R we accounted for SAR on the basis of intrinsic values and recognized the corresponding expenses in our Statements of Income, as provided by SFAS 123 in conjunction with FASB Interpretation 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. Pursuant to SFAS 123R, we use a Monte Carlo simulation technique to calculate the fair value of SAR. The cumulative effect of initially applying SFAS 123R by using the modified version of prospective application as the transition method had no material effect on our results of operations. As a result, no further disclosure is provided.
Variable Interest Entities
As of March 31, 2006, we consolidated the following variable interest entities (VIEs): two real estate leasing companies, two jointly managed electric generation companies, and a company that manages shareholdings.
As of March 31, 2006, we consolidated VIEs that had total assets of approximately €924 million and recorded earnings of €15 million prior to consolidation. Fixed assets and other assets in the amount of €149 million serve as collateral for liabilities relating to financial leases and bank loans.
With the exception of two VIEs, the creditors of our consolidated VIEs have limited recourse to the primary beneficiary’s assets. In the case of these two VIEs, the primary beneficiary is liable for €83 million.
In addition, since July 1, 2000, we have had a contractual relationship with a VIE, a leasing company operating in the energy sector, for which we are not the primary beneficiary. This entity is currently being liquidated pursuant to a decision made by its owners. This entity had no significant assets and no liabilities at year end 2005. We do not expect E.ON to realize a loss from either its relations with this entity or from the entity’s liquidation.
Due to a lack of information, we continue to be unable to compute, pursuant to FIN 46R, the financial situation of another special-purpose entity, which has existed since 2001 and whose activities were expected to terminate in the fourth quarter of 2005. The main transactions between this entity and the E.ON Group were completed in the fourth quarter of 2005. However, this entity has not yet been liquidated. Its activities consisted of liquidating the assets of divested operations. Originally, its total assets amounted to €127 million. We do not expect E.ON’s results of operations to be adversely affected by this entity.
Acquisitions, Discontinued Operations, and Disposals
Acquisitions in 2006
Effective March 31, 2006, E.ON Ruhrgas acquired 100 percent of the natural gas trading and storage operations of MOL, a Hungarian oil and gas company, by acquiring ownership interests in Budapest-based MOL Földgázellátó Rt. and Budapest-based MOL Földgáztároló Rt. The purchase price was approximately €450 million. It was further agreed that, depending on regulatory developments, compensatory payments would be made through the end of 2009 if this should become necessary for a subsequent adjustment of the purchase price. The two entities became consolidated E.ON companies on March 31, 2006.
Discontinued Operations
Pursuant to SFAS 144, we have reported two companies as discontinued operations in the first quarter of 2006: E.ON Finland, Espoo, Finland, at our Nordic market unit and the operations of Western Kentucky Energy Corp. (WKE), Henderson, Kentucky, USA, at our U.S. Midwest market unit.
On February 2, 2006, E.ON Nordic and Fortum Power and Heat Oy (Fortum) signed an agreement under which Fortum will acquire E.ON Nordic’s entire interest in E.ON Finland. The transaction is subject to the approval of the Finnish competition authority. E.ON Finland was classified as a discontinued operation in mid-January 2006.

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Through WKE, E.ON U.S. operates the generating facilities of a power generation cooperative in western Kentucky and a coal-fired facility owned by the city of Henderson, Kentucky, under a long-term leasing arrangement. In November 2005, the parties involved entered into a letter of intent to terminate the lease and operational agreements between the parties and other related matters. The closing of the intended transaction is subject to review and approval by various regulatory agencies and other interested parties. At the end of December 2005, WKE was classified as a discontinued operation.
Other Disposals
Continuing the implementation of its framework agreement with RAG, on March 21, 2006, E.ON transferred its stake in Degussa (42.9 percent) into RAG Projektgesellschaft mbH, Essen. At the same time, E.ON forward sold its share in RAG Projektgesellschaft to RAG effective July 3, 2006. The purchase price is approximately €2.8 billion. The transfer at fair value initially resulted in a gain of approximately €618 million. However, because E.ON holds a 39.2 percent stake in RAG, the share of the gain recorded in our Consolidated Statement of Income was €376 million.
Pursuant to U.S. GAAP, the income and expenses of discontinued operations are reported separately under Income/Loss (–) from discontinued operations, net.” The Consolidated Statements of Income and the Consolidated Statements of Cash Flows, including the notes relating to them, for the period ended March 31, 2006, and for the prior-year period have been adjusted for these discontinued operations. The assets and liabilities of these discontinued operations are shown in the Consolidated Balance Sheets for the period ended March 31, 2006, under “Assets of disposal groups” and “Liabilities of disposal groups.” We did not reclassify prior-year balance-sheet line items attributable to discontinued operations because SFAS 144 does not permit such reclassification.
The following table shows the major line items of the statements of income of the above-named operations.
The following table shows major line items of the balance sheets of E.ON Finland and WKE, the two companies classified as discontinued operations.
Acquisitions and discontinued operations sold in 2005 are described in detail in our 2005 Annual Report.
Research and Development
The E.ON Group’s research and development expense totaled €4 million in the first three months of 2006 and in the prior-year period.

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Notes
Earnings per Share
Earnings per share were computed as follows:
Financial Earnings
The table below provides details of financial earnings for the periods indicated.

Interim Report I/2006
Goodwill and Intangible Assets
The table below shows the changes in the carrying amount of goodwill in the first three months of 2006 by segment.
Intangible Assets
As of March 31, 2006, and December 31, 2005, E.ON’s intangible assets, including advance payments on intangible assets, consist of the following:
In the first three months of 2006, E.ON recorded an amortization expense of €90 million (prior year: €90 million) on intangible assets and an impairment charge of €40 million (prior year: €0 million) on intangible assets. E.ON did not record goodwill impairment charges in the first three months of 2006 or in the prior-year period.
Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2006 and each of the five succeeding fiscal years is as follows: 2006 (remaining nine months): €248 million, 2007: €283 million, 2008: €243 million, 2009: €196 million, 2010: €156 million, and 2011: €149 million. As acquisitions and dispositions occur in the future, actual amounts could vary.
Treasury Shares Outstanding
The number of treasury shares as of March 31, 2006, did not change from the figure as of December 31, 2005. E.ON AG held 4,374,254 treasury shares. E.ON subsidiaries held another 28,472,194 shares of E.ON stock. E.ON thus holds 4.7 percent of its capital stock as treasury shares.
Dividends Paid
On May 4, 2006, the Annual Shareholders Meeting voted to distribute a dividend of €2.75 per share of common stock, a €0.40 increase from the previous dividend, plus a special dividend of €4.25 per share of common stock for a total dividend payout of €4,614 million.

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Notes
Provisions for Pensions
The changes in the projected benefit obligation are shown below.
Contribution to Plan Assets
In 2005 E.ON formed E.ON Pension Trust e.V. and Pensionsabwicklungstrust e.V. as part of a contractual trust arrangement. The trust’s purpose is to improve the external financing of pension obligations of group companies in Germany. In the first quarter of 2006 we made the first contribution, in the amount €2.6 billion, into the trust by transferring money market investments with a term of more than three months.
Asset Retirement Obligations
E.ON’s asset retirement obligations at March 31, 2006, relate to the decommissioning of nuclear power stations in Germany (€8,416 million) and Sweden (€403 million), environmental remediation at conventional power station sites, including the removal of electric transmission and distribution equipment (€376 million), environmental remediation at gas storage facilities (€116 million) and opencast mining facilities (€61 million), and the decommissioning of oil and gas infrastructure (€331 million). The fair value of nuclear decommissioning obligations was determined using third-party valuations.
An accretion expense pertaining to continued provisions of €130 million for the current period is included in financial earnings (prior year: €125 million).
Contingent Liabilities Arising from Guarantees
Financial Guarantees
Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments to the guaranteed party based on the occurrence of certain events and/or changes in an underlying instrument that is related to an asset, a liability, or an equity security of the guaranteed party.
Our financial guarantees include nuclear-energy-related items that are described in detail in our 2005 Annual Report. Obligations also include direct financial guarantees to creditors of related parties and third parties. Direct financial guarantees with specified terms extend as far as 2022. Maximum potential undiscounted future payments amount to €418 million (year end 2005: €427 million). Of this amount, €298 million (year end 2005: €304 million) consists of guarantees issued on behalf of related parties.
Indirect guarantees primarily include additional obligations in connection with cross-border leasing transactions and obligations to provide financial support, primarily to related parties. Indirect guarantees with specified terms extend as far as 2023. Maximum potential undiscounted future payments amount to €426 million (year end 2005: €431 million). Of this amount, €130 million (year end 2005: €67 million) involves guarantees issued on behalf of related parties. As of March 31, 2006, we recorded provisions of €24 million (year end 2005: €25 million) with respect to financial guarantees.

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In addition, E.ON has commitments under which it assumes joint and several liability arising from its ownership interests in civil-law companies (Gesellschaften bürgerlichen Rechts), noncorporate commercial partnerships, and consortia in which it participates.
Furthermore, certain E.ON Group companies have obligations by virtue of their membership in VKE, a German energy industry pension fund, in accordance with VKE’s articles of incorporation. We do not expect these companies to have to perform on their obligations.
Indemnification Agreements
Contracts in connection with the disposal of shareholdings concluded by the E.ON Group companies include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual agreements and local legal requirements, unless shorter terms were contractually agreed to. Maximum undiscounted amounts potentially payable pursuant to the circumstances expressly stipulated in these agreements could total up to €6,633 million (year end 2005: €6,623 million). These mainly relate to customary representations and warranties, potential environmental liabilities, and potential claims for tax-related guarantees. In some cases, the buyer is either required to share costs or to cover certain costs before we are required to make any payments. Some obligations are covered first by insurance contracts or provisions of the divested companies. As of March 31, 2006, we recorded provisions of €294 million (year end 2005: €296 million) for indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or by VEBA AG or VIAG AG before their merger) are included in the final sales contracts in the form of indemnities (Freistellungserklärungen).
Other Guarantees
Other guarantees with an effective period through 2020 mainly include market-value guarantees and warranties (maximum potential undiscounted future payments at March 31, 2006: €126 million; year end 2005: €130 million). Other guarantees no longer include product warranties (or corresponding provisions) due to the disposal of Viterra and Ruhrgas Industries.

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Business Segments
Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON’s business is subdivided into energy and other activities. Our core energy business consists of the following market units: Central Europe, Pan-European Gas, U.K., Nordic, U.S. Midwest, and Corporate Center.
Central Europe operates an integrated electricity business and downstream gas business in Central Europe.
Pan-European Gas focuses on the upstream and midstream gas business in Europe.This market unit also holds a number of mostly minority shareholdings in the downstream gas business.
U.K. operates an integrated energy business in the United Kingdom.
Nordic is principally engaged in the integrated energy business in Northern Europe.
U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.

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The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.
Under U.S. GAAP, E.ON is required to report under discontinued operations those operations of a reportable or operating segment, or of a component thereof, that either have been disposed of or are classified as held for sale.
In the first three months of 2006, this applies to WKE and E.ON Finland which are held for sale. In the first three months of 2005, this applied mainly Viterra and Ruhrgas Industries, which were sold in 2005. For the purposes of our business segment reporting, our results for the period ended March 31, 2006, and for the prior-year period do not include the results of our discontinued operations (see the table on page 32 and the commentary on pages 26–27).
Adjusted EBIT, E.ON’s key figure for purposes of internal management control and as an indicator of a business’s long-term earnings power, is derived from income/loss (–) from continuing operations before income taxes and interest income and adjusted to exclude certain extraordinary items. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a nonrecurring or rare nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.
Page 8 of this report contains a detailed reconciliation of adjusted EBIT to net income.
Due to the adjustments made, our financial information by business segment may differ from the corresponding U.S. GAAP figures.

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For more information about E.ON:
Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany
T +49 (0) 211-4579-453
F +49 (0) 211-4579-566
info@eon.com
www.eon.com
Only the German version of this Interim Report is legally binding.

Information on results: This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of the E.ON 2005 Annual Report on Form 20-F entitled ,,Item 3. Key Information: Risk Factors,” ,,Item 5. Operating and Financial Review and Prospects,” and ,,Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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Financial Calendar

August 15, 2006	Interim Report: January – June 2006
November 8, 2006	Interim Report: January – September 2006

March 7, 2007	Release of 2006 Annual Report
May 3, 2007	2006 Annual Shareholders Meeting
May 4, 2007	Dividend Payout
May 9, 2007	Interim Report: January – March 2007
August 15, 2007	Interim Report: January – June 2007
November 13, 2007	Interim Report: January – September 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: May 11, 2006	By: /s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting